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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    LONGER SUBJECT TO
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940
    INSTRUCTION 1(b).

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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                X   Director             10% Owner
  McNamara         Donald           J.       FelCor Lodging Trust, Inc. (FCH)                  ----                 ----
---------------------------------------------------------------------------------------------   X   Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                             Chairman of the Board
4200 Texas Commerce Tower West, 2200 Ross Avenue                           April, 2001         -------------------------------------
------------------------------------------------                        --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by one Reporting Person
                                                                           (Month/Year)       ___Form filed by more than one
    Dallas        Texas             75201                                                        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Common Stock                         3/1/01     A(1)    V        1,500     A       $0                              D
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Common Stock                        3/21/01     J(2)           789,283     A                    799,083            D
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Common Stock                        3/21/01     J(3)         7,936,128     D                                      I(3)       (3)
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Common Stock                        3/21/01     J(4)           116,184     A                    116,184           I(4)       (4)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Explanation of Responses:

(1)  Represents stock grant under Restricted Stock and Stock Option Plan, which was fully vested upon issuance.  Issued in lieu of cash compensation for services as a director.

(2)  In connection with the winding up and dissolution of five limited partnerships of which Mr. McNamara held an indirect beneficial ownership interest, Mr. McNamara received 789,283 shares of common stock of FelCor, which represent his pro-rata share of the limited partnerships' interests in FelCor. Mr.
     McNamara acquired his indirect beneficial interests in the limited partnerships on August 7, 1998 in connection with the merger of Bristol Hotel Company and FelCor. Mr. McNamara previously reported an indirect interest in all of the shares held by the limited partnerships by virtue of his ability to control the partnership and hereby disclaims beneficial ownership in the shares held by the limited partnerships except to the extent of his pecuniary interest therein.

(3)  In connection with the winding up and dissolution of the five limited partnerships described above, all of the shares of the limited partnerships were distributed to the partners thereof.

(4)  In connection with the winding up and dissolution of the five limited partnerships described above, a partnership established by Mr. McNamara for the benefit of certain members of Mr. McNamara's family received 116,184 shares of common stock of FelCor, which represent the partnership's pro-rata share of the limited partnerships' interests in FelCor.  Mr. McNamara does not have investment control over the partnership and disclaims any beneficial ownership of the shares held by the partnership.


                                                                                    /s/ Donald J. McNamara              4/10/2001
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        Signature of Reporting Person         Date
  Federal Criminal Violations.

  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


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